UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Ayala Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

007624307
(CUSIP Number)

I.B.F Management Ltd.
HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel
TEL: 972-722-514175
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
Israel Biotech Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,925,601*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,925,601*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,925,601*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%**

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 4,838,321 shares of common stock, par value $0.001 per share (the “Common Stock”) of Ayala Pharmaceuticals, Inc. (the “Issuer”) issued and outstanding as of August 10, 2023, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

1	NAME OF REPORTING PERSONS
Israel Biotech Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
434,783*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
434,783*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
434,783*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%**

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 4,838,321 shares of Common Stock issued and outstanding as of August 10, 2023, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

1	NAME OF REPORTING PERSONS
Israel Biotech Fund GP Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
1,925,601*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
1,925,601*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,925,601*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%**

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 4,838,321 shares of Common Stock issued and outstanding as of August 10, 2023, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

1	NAME OF REPORTING PERSONS
Israel Biotech Fund GP Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
434,783*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
434,783*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
434,783*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%**

14	TYPE OF REPORTING PERSON
PN

 * See Item 5.
** Based on 4,838,321 shares of Common Stock issued and outstanding as of August 10, 2023, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

1	NAME OF REPORTING PERSONS
I.B.F Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
2,360,384*

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
2,360,384*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,360,384*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9%**

14	TYPE OF REPORTING PERSON
CO

* See Item 5.
** Based on 4,838,321 shares of Common Stock issued and outstanding as of August 10, 2023, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

The following constitutes the Schedule 13D (this “Schedule 13D” or this “Statement”) filed by the Reporting Persons (as defined below).

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Ayala Pharmaceuticals, Inc. (the “Issuer”), a corporation incorporated under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 9 Deer Park Drive, Suite K-1 Monmouth Junction, NJ.

Item 2.	Identity and Background.

(a), (b), (c), (f)     This Statement is filed by:

a.	Israel Biotech Fund I, L.P. (“IBF I”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

b.	Israel Biotech Fund II, L.P. (“IBF II”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

c.
Israel Biotech Fund GP Partners, L.P. (“IBF I GP”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

d.
Israel Biotech Fund GP Partners II, L.P. (“IBF II GP”), a Cayman Islands Exempted Limited Partnership, with a principal business address at 75 Fort Street, Clifton House, PO Box, 1350, KY1-1108, Grand Cayman.

e.	I.B.F Management Ltd. (“IBF Management”), an Israeli private company, with a principal business address at HaOgen Tower, 4 Oppenheimer St., Rehovot 7670104, Israel.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of each of IBF I and IBF II is investment in securities. The principal business of IBF I GP is management of IBF I. The principal business of IBF II GP is management of IBF II. The principal business of IBF Management is management of each of IBF I GP and IBF II GP.

IBF I GP is the general partner of IBF I. IBF II GP is the general partner of IBF II. IBF Management is the management company of each of IBF I GP and IBF II GP.  The officers and directors of IBF Management and their principal occupations and business addresses as well as citizenship are set forth on Schedule A and are incorporated by reference in this Item 2.

(d)          No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

General. Dr. David Sidransky, who is a member of the board of directors of IBF Management and a managing partner at IBF I and IBF II, currently serves as the Chairman of the Board of Directors of the Issuer and has served as a member of its Board of Directors since July 2013.

Advaxis Merger. On January 19, 2023, Old Ayala, Inc. (f/k/a Ayala Pharmaceuticals, Inc.) (“Old Ayala”) merged with a wholly-owned subsidiary of the Issuer (f/k/a Advaxis, Inc.) (the “Advaxis Merger”), pursuant to an Agreement and Plan of Merger (the “Advaxis Merger Agreement”), dated October 18, 2022, by and among the Issuer, Old Ayala and Doe Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer. As a result of the Advaxis Merger, IBF I received, in exchange for the securities it held in Old Ayala (which were purchased from IBF I’s own funds), 621,253 shares of Common Stock (the “Advaxis Consideration Shares”). In accordance with the Advaxis Merger Agreement, on or about January 19, 2023, the Issuer appointed, among others, Robert Spiegel, M.D. and Murray A. Goldberg, who are also venture advisors to IBF I and IBF II (on an ad-hoc basis).

Biosight Merger. On July 26, 2023, the Issuer, Advaxis Israel Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of the Issuer (“Merger Sub”), and Biosight, Ltd., a company organized under the laws of the State of Israel (“Biosight”) entered into an Agreement and Plan of Merger and Reorganization (the “Biosight Merger Agreement”). The Biosight Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein: (i) Merger Sub will merge with and into Biosight, with Biosight being the surviving entity as a wholly-owned subsidiary of the Issuer (the “Biosight Merger”), (ii) each share of Biosight issued and outstanding immediately prior to the effective time of the Biosight Merger (excluding certain shares as set forth in the Biosight Merger Agreement) will automatically be deemed to have been transferred to the Issuer in exchange for the right to receive 1.82285 shares of Common Stock (the “Exchange Ratio”). The Exchange Ratio is subject to equitable adjustment pursuant to the terms of the Biosight Merger Agreement. Since IBF I and IBF II currently hold securities in Biosight (which were purchased from IBF I’s and IBF II’s own funds), the Reporting Persons currently expect that, when the Biosight Merger is consummated, IBF I and IBF II will receive, in exchange for the securities held in Biosight, 338,693 shares of Common Stock and 338,693  shares of Common Stock (collectively, the “Biosight Consideration Shares”). In connection with the Biosight Merger Agreement, each of IBF I and IBF II, as securityholders of Biosight, entered into a Support Agreement with the Issuer, Biosight and certain other parties, dated as of July 26, 2023 (the “Biosight Support Agreement”).

Convertible Promissory Note. On August 7, 2023, the Issuer issued a Senior Secured Convertible Promissory Note (the “Note” or “Promissory Note”) to IBF I, as the holder (“Holder”), with a principal amount of up to $2,000,000. Concurrent with the issuance of the Note, the Issuer also entered into or provided IBF I a Security Agreement (the “Security Agreement”) and exhibits in support thereof, including a guarantee of the Issuer’s obligations under the Note by Old Ayala (collectively, the “Note Transaction Documents”).

Pursuant to the Note Transaction Documents (i) Holder shall fund advances under the Note on or after September 1, 2023 upon the Issuer making a drawdown request to Holder, subject to exceptions for receiving advances prior to such date and subject to exceptions allowing Holder to make or withhold advances in its sole discretion under certain circumstances; (ii) Issuer shall pay interest to the Holder quarterly in kind (unless Issuer otherwise elects to pay interest to the Holder quarterly in cash) on the principal amount of the Note at a rate equal to (i) the daily simple Secured Overnight Financing Rate (SOFR) plus (ii) 2%, per annum (subject to certain adjustments, as provided therein); (iii) the Note’s maturity date is August 7, 2028, or such earlier date as the Note is converted or required to be repaid as provided therein; (iv) the Note is required to be senior to all the Issuer’s other indebtedness other than the permitted indebtedness as specified in the Note; (v) all or any portion of the principal amount of the Note, plus accrued and unpaid interest and any charges thereon, is voluntarily convertible at any time, in whole or in part, at the Holder’s option, into shares of Common Stock at a conversion price equal to the lower of (i) the Common Stock’s price per share as of market close on August 7, 2023, i.e., $1.15 (the “Initial Conversion Price”) and (ii) the Common Stock’s price per share as of the close of market on the trading date immediately prior to the date the Holder delivers a notice of conversion (the “Updated Conversion Price”), subject to adjustment as set forth therein. In addition, all of the principal amount of the Note, plus accrued and unpaid interest and any charges thereon, shall automatically convert, in whole and not in part, into shares of Common Stock upon the occurrence of certain private investments in public equity transactions involving shares of Common Stock (“PIPE Transaction”). Upon a conversion in connection with a PIPE Transaction whether as a voluntary conversion or an automatic conversion, the conversion price shall equal to 65% of the lowest price per share offered in the PIPE Transaction; (vi) in the event that the Holder converts principal under the Note into shares of Common Stock (other than in connection with a PIPE Transaction), the Issuer shall issue to the Holder a Common Stock Purchase Warrant in the form attached to the Note on the terms and subject to the conditions as set forth therein; provided that if a PIPE Transaction entails the issuance of warrants or similar instruments to the investors in such PIPE Transaction, then the Holder shall be entitled to receive, upon conversion of the Note, warrants on the same terms issuable in the PIPE Transaction, with the number of warrants to be issued to Holder being calculated as set forth in the Note.

On September 1, 2023, following a written demand from the Issuer pursuant to the Note, IBF I and IBF II (following an assignment by IBF I, the original sole Holder, of a portion of the rights and obligations under the Note Transaction Documents to IBF II) transferred to the Issuer the principal amount of $1,500,000 and $500,000, respectively. Accordingly, on such date, IBF I and IBF II acquired beneficial ownership of 1,304,348 shares of Common Stock and 434,783 shares of Common Stock, respectively, in each case, computed based on the Initial Conversion Price (collectively, the “Conversion Shares”).

Investment Purposes. The Reporting Persons (i) received the Advaxis Consideration Shares in exchange of securities held in Old Ayala, and (ii) will receive, upon the closing of the Biosight Merger, the Biosight Consideration Shares in exchange of securities held in Biosight. IBF I and IBF II entered into the Note Transaction Documents (as a result of which they acquired beneficial ownership of the Conversion Shares) based on the Reporting Persons’ belief that the Note (and the Conversion Shares) represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale thereof desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares reported beneficially owned by each person named herein is based on 4,838,321 shares of Common Stock issued and outstanding as of August 10, 2023, according to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

(a), (b)

As of the close of business on September 1, 2023, IBF 1 beneficially owned 1,925,601 shares of Common Stock, representing approximately 31.3% of the outstanding shares of Common Stock. IBF I GP, by virtue of being the general partner of IBF I, may be deemed to beneficially own, and share the power to vote and dispose, such shares. For the sake of clarity, such 1,925,601 shares of Common Stock exclude the Biosight Consideration Shares.

As of the close of business on September 1, 2023, IBF 2 beneficially owned 434,783 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock. IBF II GP, by virtue of being the general partner of IBF II, may be deemed to beneficially own, and share the power to vote and dispose, such shares. For the sake of clarity, such 434,783 shares of Common Stock exclude the Biosight Consideration Shares.

As of the close of business on September 1, 2023, IBF Management, by virtue of being the management company of each of IBF I GP and IBF II GP, may be deemed to beneficially own 2,360,384 shares of Common Stock, representing approximately 35.9% of the outstanding shares of Common Stock. For the sake of clarity, such 2,360,384 shares of Common Stock (i) exclude the Biosight Consideration Shares and (ii) any securities of the Issuer held by Dr. David Sidransky, Robert Spiegel, M.D. and Murray A. Goldberg, for which the Reporting Persons disclaim any beneficial ownership.

Information provided to the Reporting Persons indicates that none of the persons listed on Schedule A annexed hereto beneficially owned as of September 1, 2023 any shares of Common Stock, except as indicated in Schedule A.

(c)

Except as set forth herein, none of the Reporting Persons effected any transactions in the shares of Common Stock in the 60 days preceding September 1, 2023.

Information provided to the Reporting Persons indicates that none of the persons listed on Schedule A annexed hereto effected any transactions in the shares of Common Stock in the 60 days preceding September 1, 2023.

(d), (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On the date of this Statement, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to joint filing on behalf of each of them statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein (including Item 4), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or, to the knowledge of the Reporting Persons, the persons listed on Schedule A annexed hereto) or between the Reporting Persons (or, to the knowledge of the Reporting Persons, the persons listed on Schedule A annexed hereto) and any other person, with respect to any securities of the Issuer (including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among the Reporting Persons.

99.2	Advaxis Merger Agreement (incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8-K filed with the SEC on October 19, 2022).

99.3	Biosight Merger Agreement (incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8-K filed with the SEC on August 1, 2023).

99.4	Biosight Support Agreement (incorporated by reference to Exhibit 2.2 of the Issuer's Report on Form 8-K filed with the SEC on August 1, 2023).

99.5	Promissory Note, dated August 7, 2023 (incorporated by reference to Exhibit 4.1 of the Issuer's Form 10-Q filed with the SEC on August 10, 2023).

99.6	Security Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Form 10-Q filed with the SEC on August 10, 2023).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2023

Israel Biotech Fund I, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Managing Partner

Israel Biotech Fund II, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Managing Partner

Israel Biotech Fund GP Partners, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, General Partner

Israel Biotech Fund GP Partners II, L.P.

By:	/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, General Partner

I.B.F Management Ltd.

/s/ Yuval Cabilly
Name, Title: Yuval Cabilly, Chief Executive Officer

SCHEDULE A

Directors and Officers of IBF Management

General

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Yuval Cabilly, Director & CEO	Managing Partner, IBF 1 and IBF 2	c/o IBF Management Ltd., 4 Oppenheimer St. Rehovot Israel	Israel
Aido Zairi, Director	Managing Partner, IBF 1 and IBF 2	c/o IBF Management Ltd., 4 Oppenheimer St. Rehovot Israel	Israel, U.S.
David Sidransky, Director	Managing Partner, IBF 1 and IBF 2	c/o IBF Management Ltd., 4 Oppenheimer St. Rehovot Israel	Israel, U.S.

Beneficial Ownership of Directors and Officers of IBF Management

Yuval Cabilly – None

Aido Zairi – None

David Sidransky – 93 shares of Common Stock (of which 46 shares are held by his son) and the following stock options:

Exercise Price	Date Exercisable	Expiration Date	Number of Shares
$55.23	This option is fully vested and exercisable.	06/09/2031	2,342
$8.7	This option vests and becomes exercisable on the earlier of (i) June 13, 2023 or (ii) one day prior to the Issuer's 2023 annual meeting of stockholders, subject to Mr. Sidransky's continued service with the Issuer through such vesting date.	06/12/2032	2,342
$16,128	This option is fully vested and exercisable.	05/27/2025	17
$15,372	This option is fully vested and exercisable.	11/04/2025	42
$9,252	This option is fully vested and exercisable.	11/03/2026	25
$3,828	This option is fully vested and exercisable.	11/01/2027	25
$648	This option is fully vested and exercisable.	11/04/2028	25
$24.8	This option is fully vested and exercisable.	10/23/2029	125
$52.8	This option is fully vested and exercisable	05/03/2030	163